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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 0-30150

Buffalo Gold Ltd.

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated October 29, 2007
2.	Material Change Report dated October 30, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2007	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

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24TH Floor - 1111 W. Georgia St. Vancouver, BC, Canada V6E 4M3 Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca

Trading Symbol:

TSXV  – BUF.U

OTC\BB – BYBUF

FWB  – B4K

BUFFALO GOLD COMPLETES MERGER WITH SARGOLD

Vancouver, B.C., October 29th, 2007 – Buffalo Gold Ltd. (TSX-V: BUF; OTC-BB: BYBUF; FWB: B4K) (“Buffalo”) and Sargold Resource Corporation (TSX-V: SRG, FWB: DU4) (“Sargold”) are pleased to announce that they have received all approvals to complete the merger with Sargold Resource Corporation, as announced on July 13th, 2007.

The Sargold shareholders voted 99.8%in favour of the merger on October 25th, and approval from the TSX Venture Exchange was received on October 26th.  Final approval from the Supreme Court of British Columbia was received this morning.

Since its reactivation in late 2005, Buffalo has been pursuing an aggressive strategy of building value through the acquisition of properties and companies with significant growth potential, with a focus on assets that will provide gold production.   The acquisition of Sargold represents the next step in the continuing growth of the company, moving Buffalo from pure explorer towards junior gold producer.

“We are pleased to see this merger completed as we believe that the Sardinian assets add considerable value to Buffalo” remarked Buffalo President and CEO Brian McEwen. “We look forward to ramping up the Furtei mining operation and exploring for new resources at all of the properties.”

The flagship Sardinian asset is the Furtei mine project.  The project includes a number of potential open pit and underground mines, a processing plant (1,000 tonne-per-day), multiple exploration targets and a fully permitted mining concession including future tailings disposal.

The Furtei processing plant was built in 1995-1996, and has a maximum annual capacity of 400,000 tonnes of ore. The Furtei mine produced 135,000 ounces of gold between 1996 and 2002 from oxide resource, after which the processing plant was converted from an oxide heap leach to a sulphide flotation plant.

The Furtei plant was re-commissioned for a marginal cost in the fourth quarter of 2006. The first new gold bar was poured in March 2007 to launch a near-term production plan based on processing the upgraded ore from the residual heap leach pad at the site. While the current production is relatively small-scale, based on metallurgical test work, internal studies and results to date the mine plan is now targeting to commence annual production of 15,000 -- 20,000 ounces of gold from the Sa Perrima gold zone within the next 3 months. The plan then includes ramping up production from the Su Coru underground zone, which is a gold-copper hosted mineralization, to produce between 60,000 -- 70,000 ounces of gold equivalent in its second year, before levelling off to approximately 50,000 ounces of gold equivalent per year for a minimum of five years.

In addition to the known mineralized zones at Furtei, there are a series of high priority gold exploration targets within the mine area, as well as at the Monte Ollasteddue and Osilo properties.

(Note: A feasibility study has not been completed on the Furtei project and there is no certainty that the projected production rates will be achieved, or that the proposed operations will be economically viable.)

Sargold will be amalgamated with a wholly-owned subsidiary of Buffalo, and shareholders of Sargold will receive one common share, common share purchase warrant or option of Buffalo in exchange for each 3.5 Sargold common shares, common share purchase warrants or options which they hold immediately prior to the date of the effective date of the Transaction, expected to be October 30, 2007. Following completion of the Transaction, Sargold shareholders will hold an approximate 25% equity ownership in the merged company.

According to the plan of arrangement approved by the Board of Buffalo Gold on October 25th, there are approximately 75,600,000 common shares of Sargold to be converted to Buffalo Gold shares. Buffalo will therefore issue approximately 22 million common shares to the Sargold shareholders. An aggregate of 67,435,643 Buffalo common shares are issued and outstanding as at the date of this news release.

To find out more about Buffalo Gold Ltd. please visit the company website at www.buffalogold.ca.

Brian McEwen is the Qualified Person for Buffalo and has read and approved the contents of this news release.

For further information on Buffalo Gold Ltd.

please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or T.F. 1.888.685.5492

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Brian R. McEwen”

Brian R. McEwen,

President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy of this press release

FORWARD-LOOKING STATEMENTS

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this news release, such as “indicated resource”, that the SEC guidelines strictly prohibit from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure contained in the Company’s Form 20-F Registration Statement, File No. 000- 30150. The Company’s filings are available on the SEC’s website at http://www.sec.gov/edgar.shtml.

_____________________________________________________________________________________________________________

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

October 29, 2007

Item 3

News Release

A press release was issued on October 29, 2007, at Vancouver, B.C.

Item 4

Summary of Material Change

Buffalo has received all approvals to complete the merger with Sargold Resource Corporation, as announced on July 13th, 2007.  .

Item 5

Full Description of Material Change

Buffalo’s (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) and Sargold Resource Corporation (TSX-V: SRG, FWB: DU4) (“Sargold”) are pleased to announce that they have received all approvals to complete the merger with Sargold Resource Corporation, as announced on July 13th, 2007.

The Sargold shareholders voted 99.8%in favour of the merger on October 25th, and approval from the TSX Venture Exchange was received on October 26th.  Final approval from the Supreme Court of British Columbia was received this morning.

Since its reactivation in late 2005, Buffalo has been pursuing an aggressive strategy of building value through the acquisition of properties and companies with significant growth potential, with a focus on assets that will provide gold production.   The acquisition of Sargold represents the next step in the continuing growth of the company, moving Buffalo from pure explorer towards junior gold producer.

“We are pleased to see this merger completed as we believe that the Sardinian assets add considerable value to Buffalo” remarked Buffalo President and CEO Brian McEwen. “We look forward to ramping up the Furtei mining operation and exploring for new resources at all of the properties.”

The flagship Sardinian asset is the Furtei mine project.  The project includes a number of potential open pit and underground mines, a processing plant (1,000 tonne-per-day), multiple exploration targets and a fully permitted mining concession including future tailings disposal.

The Furtei processing plant was built in 1995-1996, and has a maximum annual capacity of 400,000 tonnes of ore. The Furtei mine produced 135,000 ounces of gold between 1996 and 2002 from oxide resource, after which the processing plant was converted from an oxide heap leach to a sulphide flotation plant.

The Furtei plant was re-commissioned for a marginal cost in the fourth quarter of 2006. The first new gold bar was poured in March 2007 to launch a near-term production plan based on processing the upgraded ore from the residual heap leach pad at the site. While the current production is relatively small-scale, based on metallurgical test work, internal studies and results to date the mine plan is now targeting to commence annual production of 15,000 -- 20,000 ounces of gold from the Sa Perrima gold zone within the next 3 months. The plan then includes ramping up production from the Su Coru underground zone, which is a gold-copper hosted mineralization, to produce between 60,000 -- 70,000 ounces of gold equivalent in its second year, before levelling off to approximately 50,000 ounces of gold equivalent per year for a minimum of five years.

In addition to the known mineralized zones at Furtei, there are a series of high priority gold exploration targets within the mine area, as well as at the Monte Ollasteddue and Osilo properties.

(Note: A feasibility study has not been completed on the Furtei project and there is no certainty that the projected production rates will be achieved, or that the proposed operations will be economically viable.)

Sargold will be amalgamated with a wholly-owned subsidiary of Buffalo, and shareholders of Sargold will receive one common share, common share purchase warrant or option of Buffalo in exchange for each 3.5 Sargold common shares, common share purchase warrants or options which they hold immediately prior to the date of the effective date of the Transaction, expected to be October 30, 2007. Following completion of the Transaction, Sargold shareholders will hold an approximate 25% equity ownership in the merged company.

According to the plan of arrangement approved by the Board of Buffalo Gold on October 25th, there are approximately 75,600,000 common shares of Sargold to be converted to Buffalo Gold shares. Buffalo will therefore issue approximately 22 million common shares to the Sargold shareholders. An aggregate of 67,435,643 Buffalo common shares are issued and outstanding as at the date of this news release.

To find out more about Buffalo Gold Ltd. please visit the company’s website at www.buffalogold.ca.

Brian McEwen is the Qualified Person for Buffalo and has read and approved the contents of this news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

October 30, 2007

BUFFALO GOLD LTD.

Per:  “Damien Reynolds”

_______________________

Damien Reynolds,

Chairman of the Board of Directors